Exhibit 3(e)
     At a meeting of the Directors of Cleveland-Cliffs Inc held on September 9, 2008, the following resolution was adopted by the Directors pursuant to section 1701.70(B)(6) of the Ohio Revised Code:
     RESOLVED: That pursuant to Sections 1701.70(B)(6) of the Ohio Revised Code, the Directors hereby adopt an amendment to Article FIRST of the Amended Articles of Incorporation to change the name of the Corporation to be Cliffs Natural Resources Inc., effective as of October 15, 2008.